UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2006

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into Material Definitive Agreements

On March 7, 2006, upon the Compensation Committee's recommendation and approval by, the Board of Directors, the Company approved and set the specific performance goals that will be used to determine the amount of cash bonuses that may be paid to Saxon's executive officers for fiscal year 2006, including: Michael L. Sawyer, Chief Executive Officer and President; Robert B. Eastep, Executive Vice President and Chief Financial Officer; David D. Dill, Executive Vice President of Servicing and President of Saxon Mortgage Services, Inc.; James V. Smith, Executive Vice President of Production and President of Saxon Mortgage, Inc.; and Richard D. Shepherd, Executive Vice President, General Counsel and Secretary. The target bonus amounts of each of these executives are equal to 100% of their respective base salaries. The maximum bonus amounts of Messrs. Sawyer and Dill are equal to 200% of their respective base salaries. The maximum bonus amounts of Messrs. Eastep, Shepherd and Smith are equal to 150% of their respective base salaries. Mr. Smith is also eligible to be paid a production commission equal to .005% of the principal balance of mortgage loans produced by the Correspondent channel, .0075% of the principal balance of mortgage loans produced by the Retail channel, and .007143% of the principal balance of mortgage loans produced by the Wholesale channel. The specific performance goals applicable to each executive officer's cash bonus and the percentage of the cash bonus determined by each component are set forth in the following table:

	Saxon Capital, Inc. Net Income Goal	Return on Average Equity	Return on Average Assets	Adherence to Cost Control Targets	Delinquency / Loss Severity	Individual Management Objectives
Sawyer	60%	10%	10%	20%	-	-
Eastep	60%	10%	10%	20%	-	-
Dill	60%	-	-	10%	30%	-
Smith	60%	-		20%	-	20%
Shepherd	60%	-	-	20%	-	20%

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

Date: March 10, 2006

By: /s/Michael L. Sawyer
_____

Michael L. Sawyer

Chief Executive Officer and President